Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LTD.
52-004294-6

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Donald R. Dixon – or any person whom he may appoint in his stead - as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on October 19, 2017 at 10:00 a.m. (local time), and all adjournments and postponements thereof. The Record Date is September 5, 2017.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Number	Brief description of resolution		Your vote[1]. Mark relevant box with an X.
The Board of Directors recommends that you vote "for" the following resolutions:
			For	Against	Abstain
1.	To elect Donald R. Dixon as a director until the next annual meeting of the shareholders of the Company.		☐	☐	☐
2.	To elect Izhak Nakar as a director until the next annual meeting of the shareholders of the Company.		☐	☐	☐
3.	To elect Ido Schechter as a director until the next annual meeting of the shareholders of the Company.		☐	☐	☐
4.	To elect Osnat Segev-Harel as a director until the next annual meeting of the shareholders of the Company.		☐	☐	☐
5.
To amend the Company's Memorandum of Incorporation to provide that the Company's registered share capital will be NIS 5,000,000 (five million) divided into 115,000,000 (one hundred and fifteen million) Ordinary Shares, nominal value NIS 0.04 per share, and 10,000,000 (ten million) Series A Preferred Shares, nominal value NIS 0.04 per share.
			☐	☐	☐
6.	To adopt the Amended and Restated Articles of Association of the Company, (Exhibit A).		☐	☐	☐
7.	To adopt the Second Amended and Restated Compensation Policy of the Company, in the form attached as Exhibit B.		☐	☐	☐
	7a.		No	Yes
	Do you have a Personal Interest or are you a Controlling Shareholder[2]		☐	☐
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_________________________________. if you are a Controlling Shareholder, please circle "Controlling Shareholder".
			For	Against	Abstain
8.	To approve the adoption of the US sub-plan to the Company's 2016 Israeli Incentive Plan in the form attached as Exhibit C.		☐	☐	☐
9.
To approve the increase in the number of Ordinary Shares reserved for issue under the Company's 2016 Israeli Incentive Plan and under the US Sub-Plan by an additional 1,200,000, such that the total number of Ordinary Shares reserved for issue will be 2,700,000.
			☐	☐	☐
10.	To approve the signature of indemnification agreements between the Company and each of its present and future directors in the form attached as Exhibit D.		☐	☐	☐
11.	To approve the signature of indemnification agreements between the Company and each of its present and future CEOs in the form attached as Exhibit D.		☐	☐	☐

			No	Yes
	11a.	Do you have a Personal Interest or are you a Controlling Shareholder[2]	☐	☐
If you answered "yes" and have a Personal Interest, detail your Personal Interest:__________________________________. if you are a Controlling Shareholder, please circle "Controlling Shareholder".
			For	Against	Abstain
12.	To approve award of options to Osnat Segev-Harel, a Director of the Company, under the Company’s share option plan.		☐	☐	☐
13.	To approve award of options to Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Osnat Segev-Harel and Ido Schechter, Directors of the Company, under the Company’s share option plan.		☐	☐	☐
14.	To extend the appointment of Kost, Forer, Gabbay & Kasierer, as the independent public accountants of the Company.		☐	☐	☐
Name of Shareholder in BLOCK LETTERS ____________________	For individuals: Israeli ID no. Passport No. and Country of Issue ______________________	For individuals: validity date of passport ________________________	For Corporations No. of Registration _____________	Signature ________________________

1 If not marked, will be regarded as an abstention.
2 The votes of Shareholders that do not indicate (where such information is elicited) whether they are Controlling Shareholders or have a Personal Interest will not be counted on that issue.   The votes of Shareholders who indicate that they have a Personal Interest but do not specify the Personal Interest will also not be counted on that issue. The vote of a Shareholder which does not indicate (where such information is elicited) whether it is a Senior Officer or is an Institutional Investor will be counted on that issue.